

15046232



SEC
Mail Processing
Section

FEB 26 20~

Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   <u>01/01/14</u>   AND ENDING   <u>12/31/14</u>
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG CAPITAL LC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 Forsyth Blvd , Suite 750

(No. and Street)

St. Louis	Missouri	63105-1820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David B. Mueller   314-862-8500

                                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaddockHenson PC

                                (Name - *if individual, state last, first, middle name*)

5353 S. Lindbergh Blvd., Suite 200	St. Louis	Missouri	63126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240-17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **DAVID B. MUELLER**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **FG CAPITAL LC**, as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title

DIANE SMITH
My Commission Expires
July 1, 2016
St. Louis County
Commission #12494015

NOTARY
SEAL

_____
Notary Public

This report ** contains (check all applicable boxes)

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADDOCK | HENSON
CERTIFIED PUBLIC ACCOUNTANTS

FG CAPITAL LC

ANNUAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2014

SEC
Mail Processing
Section

FEB 2 6 2015

Washington DC
408

5353 S. Lindbergh Blvd., Suite 200   St. Louis, MO 63126

314.894.8400 • 888.272.0107 • 314.894.3377 (fax)

www.maddockhenson.com

FG CAPITAL LC

ANNUAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2014



MADDOCK | HENSON
CERTIFIED PUBLIC ACCOUNTANTS

314.894.8400   888.272.0107   314.894.3377(fax)   5353 S. Lindbergh Blvd., Suite 200   St. Louis, MO 63126   www.maddockhenson.com

INDEPENDENT AUDITOR'S REPORT

Board of Managers
FG Capital LC
Saint Louis, Missouri

We have audited the accompanying financial statements of FG Capital LC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and changes in financial position for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. FG Capital LC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Capital LC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of FG Capital LC's financial statements. The supplemental information is the responsibility of FG Capital LC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the

supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MaddockHenson PC
Certified Public Accountants
Saint Louis, Missouri

February 20, 2015

FG Capital LC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash $ 49,097

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to parent $ 8,161

Member's equity   40,936
   Total liabilities and member's equity $ 49,097

See independent auditor's report and notes to financial statements

FG Capital LC
Statement of Income
For the Year Ended December 31, 2014

Revenue

Retainer fees	$ 90,000

Operating expenses

Compensation to parent	72,948
Licenses and permits	2,854
Professional services	4,250
Other expenses	1,843
	81,895
Net income	$ 8,105

FG Capital LC
Statement of Changes in Member's Equity
Year ended December 31, 2014

Member's equity, beginning of year	$ 32,831
Net income	8,105
Member's equity, end of year	$ 40,936

See independent auditor's report and notes to financial statements

FG Capital LC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash flows from operating activities:

    Net income $ 8,105

    Adjustments to reconcile net income to
    net cash used by operating activities:

    Decrease in accounts receivable   7,500
    (Decrease) in due to parent   (26,621)

Net cash used by operating activities   (11,016)

Cash, beginning   60,113

Cash, ending $ 49,097

Supplemental cash flows disclosures:

    Income tax payments $ -

    Interest payments $ -

NOTE 1. ORGANIZATION AND NATURE OF BUSINESSS

FG Capital LC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a single member Missouri Limited Liability Company that is wholly-owned by The Fortune Group LLC (Parent). The Company offers capital raising services to lower middle market companies through private placements to institutional investors on a best efforts basis. The Company does not affect the sale of municipal or government securities or debt of direct participation programs, nor will it affect resales or engage in secondary market trading of private placement securities. The Company does not maintain any client accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's taxable income or loss is reported on the income tax return of its Parent, which is treated as a partnership for income tax purposes. Consequently, no provision for income taxes is required in the accompanying financial statements.

Statement of Changes in Financial Position

For purposes of the Statement of Changes in Financial Position, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commitments and Contingencies

The Company is not involved in any arbitration or litigation as of February 20, 2015, the date the financial statements were available to be issued.

FG Capital LC
Notes to Financial Statements

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Management has evaluated subsequent events through February 20, 2015, the date the financial statements were available to be issued.

NOTE 3. RELATED PARTY TRANSACTIONS

Administrative Services and Expense Funding Agreement

The Company has entered into an administrative services and expense funding agreement with its Parent, whereby the Parent agrees to provide accounting and administrative services to the Company and all expenses related to office facilities, communication services, general administrative and clerical support, and management services. The agreement states that the Parent will not apportion or charge back any such expenses to the Company. In consideration of the services provided, the Company agreed to pay Parent 90% of their net earnings.

The compensation expense to Parent for the year ended December 31, 2014 was $72,948. At December 31, 2014, the outstanding balance due to Parent was $8,161.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $40,936, which was $35,936 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.20 to 1.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2014

Schedule I

FG Capital LC
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net capital

Total member's equity	$ 40,936
Net capital	$ 40,936

Aggregate indebtedness

Items included in statement of financial condition:

Due to parent	$ 8,161
Total aggregate indebtedness	$ 8,161

Computation of basic net capital requirement

Minimum net capital required	$ 544
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	$ 5,000

Excess net capital	$ 35,936
Excess net capital at 1,500 percent	$ 40,392
Excess net capital at 1,000 percent	$ 40,120

Ratio: Aggregate indebtedness to net capital	0.20 to 1

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.

See independent auditor's report

Schedule II

FG Capital LC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Credit balances

    Total credit items $ -

Debit balances

    Total debit items $ -

Required deposit   None

Note 1. There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

Note 2. The broker-dealer claims an exemption from Rule 15c3-3 based on (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" maintained.



MADDOCK|HENSON
CERTIFIED PUBLIC ACCOUNTANTS

314.894.8400   888.272.0107   314.894.3377(fax)   5353 S. Lindbergh Blvd., Suite 200   St. Louis, MO 63126   www.maddockhenson.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Managers
FG Capital LC
Saint Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FG Capital LC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FG Capital LC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) FG Capital LC stated that FG Capital LC met the identified exemption provisions throughout the most recent fiscal year without exception. FG Capital LC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FG Capital LC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MaddockHenson PC

MaddockHenson PC
Certified Public Accountants
Saint Louis, Missouri

February 20, 2015

Member American Institute of Certified Public Accountants • Missouri Society of Certified Public Accountants • Licensed in Missouri and Illinois

FG Capital LC
Exemption Report

FG Capital LC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, John H. Hull, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Director

January 30, 2015